Exhibit 2.2

SHAREHOLDERS AGREEMENT

entered into by and between

1. Mr. Rolf Schrömgens, born 2 June 1976, residing at Columbusstraße 62, 40549 Düsseldorf, Germany

(hereinafter also referred to as Shareholder 1)

2. Mr. Peter Vinnemeier, born 10 September 1974, residing at Comeniusstraße 8, 40545 Düsseldorf, Germany

(hereinafter also referred to as Shareholder 2)

3. Mr. Malte Siewert, born 8 December 1974, residing at Lohengrinstraße 5, 40545 Düsseldorf, Germany

(hereinafter also referred to as Shareholder 3)

(hereinafter Shareholder 1, Shareholder 2 and Shareholder 3 each individually also referred to as a Managing Shareholder and collectively as the Managing Shareholders)

and

4. KATTUNGE Vermögensverwaltungsgesellschaft mbH (currently being renamed to Tron NewCo GmbH), a German limited liability company, registered with the commercial register of the lower court of Hamburg under HRB 125183

(hereinafter referred to as Non-Managing Shareholder)

5. Expedia Inc., a company incorporated under the laws of the State of Washington, USA, registered under State of Washington company number 601-975-803 with registered address 1780 Barnes Boulevard SW, Bldg G, Tumwater, Washington 98512 USA and business address at 333 108th Avenue NE, Bellevue, WA 98004, USA

(hereinafter referred to as Guarantor)

6. Expedia Inc., a company incorporated in Delaware, United States of America, incorporated under the laws of the State of Delaware, USA, being registered under State of Delaware company number 3956616 with registered address 160 Greentree Drive, Suite 101, Dover, Delaware 19904, USA and business address at 333 108th Avenue NE, Bellevue, WA 98004, USA

(hereinafter referred to as Parent Guarantor)

7. trivago GmbH, a German limited liability company, registered with the commercial register of the lower court of Düsseldorf under HRB 51842

(hereinafter referred to as the Company)

(hereinafter the Managing Shareholders, Non-Managing Shareholder and the Company are collectively referred to as the Parties and individually as a Party)

Table of Contents

§ 1 Articles of Association and Shareholders Meeting	7
§ 2 Preparation of Annual Financial Statements and Reporting	7
§ 3 Transfer of Shares	8
§ 4 Drag-Along-Right	9
§ 5 Tag-Along-Right	10
§ 6 Put/Call Rights	10
§ 7 US Tax Elections / Information Covenants	17
§ 8 Tax Group	19
§ 9 Stock Option Agreement	19
§ 10 Exemption From Non-Compete Obligation; Non-Solicitation	19
§ 11 Guarantors	20
§ 12 Assignment and Transfer of Rights and Obligations	20
§ 13 Taxes And Costs	21
§ 14 Confidentiality	21
§ 15 Managing Shareholders’ Representative	22
§ 16 Notices	22
§ 17 Effectiveness, Term And Termination	23
§ 18 Miscellaneous	24

Definitions

Term	Defined in Clause
Annual Financial Statements	2.1

Bad Leaver	6.5.1

Bad Leaver Call	6.5.1

Bad Leaver Call Notice	6.5.1

Below Threshold State	Annex 6.6.3

Business Day	18.8

Call Roll Over Right	6.1.2

Company	Page 1

Confidential Information	14.1

Drag Disposal	4.1

Drag Disposal Notice	4.1

Fair Market Value	6.1.2

Fair Market Value Methodology	Annex 6.1.2

Fair Market Value Notice	Annex 6.1.2

Final Call	6.3.1

Final Call Notice	6.3.1

Final Put	6.4.1

Final Put Notice	6.4.1

Fiscal Authority, Fiscal Authorities	7.1

Fundamental Failure	6.7

Good Leaver Put	6.6.1

Good Leaver Put Notice	6.6.1

Guarantor	Page 1

IPO Long Stop Date	6.8.2

IPO Right Notice	6.8.1

Managing Shareholder/ Managing Shareholders	Page 1

Managing Shareholders’ Representative	15.1

Non-Managing Shareholder	Page 1

Parent Guarantor	Page 1

Parties/ Party	Page 1

Permitted EBITDA Shortfall	Annex 6.6.3

Term	Defined in Clause
Put Roll Over Right	6.2.2

Roll Over	6.2.2

Rules of Procedure	1.2

Shareholder 1	Page 1

Shareholder 2	Page 1

Shareholder3	Page 1

SPA	Recital (A)

Stock Option Agreement	9.1

Tag Disposal	5.1

Tax, Taxes	7.1

Tax Return, Tax Returns	7.2

Third Party Purchaser	4.1

Trigger Date	Annex 6.1.2

Threshold Case	Annex 6.6.3

Valuation Expert	Annex 6.1.2

Valuation Expert’s Estimate	Annex 6.1.2

Years One to Three	Annex 1.4

Years Four and Five	Annex 1.4

Year Three Call	6.1.1

Year Three Call Notice	6.1.1

Year Three Put	6.2.1

Year Three Put Notice	6.2.1

Annexes

Annex	Description
Annex B	Shareholders’ stakes in Company

Annex 1.1	Tron articles of association

Annex 1.2	Rules of procedure for Tron management

Annex 1.3	Annual Business Plan

Annex 1.4	Certain Corporate Governance Aspects

Annex 3.1	Allowed Share Transfers

Annex 3.5	Spouse consent declaration

Annex 6.1.2	Fair Market Value

Annex 6.6.3	Threshold Case

Annex 6.7	Fundamental Failure

Annex 6.8.2	Non-Managing Shareholder’s registration rights

Annex 6.9	Share transfer agreement for put/call options

Annex 9.1	Stock Option Agreement

Annex 16.2	Parties’ addresses

RECITALS

(A) On the date hereof the Parties and certain shareholders of the Company entered into a share purchase agreement under which the Non-Managing Shareholder will acquire certain shares in the Company (roll of deeds no. [—]/2012 of the Düsseldorf notary [—]) (SPA).

(B) After implementation of the SPA, the Managing Shareholders and the Non-Managing Shareholder will be the only shareholders of the Company holding stakes in the Company’s registered share capital (Stammkapital) as set out in Annex B.

(C) The Parties wish to make the relationship between the Parties and the relationship between the Parties and the Company subject to certain terms and conditions.

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:

§ 1

Articles of Association and Shareholders Meeting

1.1	The Parties shall adopt articles of association for the Company substantially as attached hereto in draft form as Annex 1.1.

1.2	The Parties shall adopt rules of procedure for the management of the Company (Geschäftsordnung für die Geschäftsführung) substantially as attached hereto as Annex 1.2. The rules of procedure for the management of the Company as amended from time to time by the Company’s shareholders meeting hereinafter referred to as the Rules of Procedure.

1.3	The Non-Managing Shareholder hereby approves the annual business plan for the Company for the fiscal year 2013, as attached hereto as Annex 1.3.

1.4	Certain further aspects regarding the corporate governance of the Company are set out in Annex 1.4 hereto.

§ 2

Preparation of Annual Financial Statements and Reporting

2.1	The annual financial statements (balance sheet, income statement, appendices and – if its preparation is required by law or resolved by the shareholders’ meeting – management report) (hereinabove and hereinafter also Annual Financial Statements) of the Company are to be prepared in accordance with the provisions of the German Commercial Code (HGB) and accepted German accounting principles.

2.2	The Managing Shareholders in their capacity as managing directors of the Company shall submit audited accounts for the Company to the Non-Managing Shareholder by the end of the third month following the end of the relevant fiscal year.

2.3	The Parties acknowledge that the Non-Managing Shareholder has certain internal information and reporting requirements which it needs the managing directors to adhere to and which are subject to changes. The Managing Shareholders shall, acting reasonably, fulfil such information and reporting requirements. The Parties agree that the Company shall have only the reporting obligations vis-à-vis the Non-Managing Shareholder as set out under the Rules of Procedure, which reporting obligations shall not be substantially increased (unless required by mandatory applicable law, regulations and/or accounting standards), but be subject to reasonably required changes made by the Non-Managing Shareholder upon 30 days notice to the Managing Shareholders’ Representative.

2.4	The Non-Managing Shareholder will introduce the Managing Shareholders and employees of the Company to the reporting requirements of the Non-Managing Shareholder’s group by providing reasonable on-site training and support with respect to technical and IT matters in order for such reporting to be implemented in the Company. The reporting requirements pursuant to § 2.3 of this Agreement shall become obligatory at the earliest four weeks after the above mentioned training and support services have commenced.

§ 3

Transfer of Shares

3.1	To the extent not expressly provided otherwise in this Agreement, any transfer (Verfügung) of shares in the Company (including by way of merger or otherwise), any encumbrance of shares or rights in shares of the Company, including trust and/or sub-participation structures, and entering into contractual obligations to transfer, encumber or make other dispositions to a similar economic effect or make otherwise dispositions over shares in the Company, may not be effected by either Party unless certain prerequisites, as set out under Annex 3.1 hereto, are satisfied.

3.2	The restrictions under § 3.1 shall also apply to transfers of shares in companies of which the only material assets are shares in the Company. The transferring Party will ensure that this provision is complied with in such circumstances.

3.3	Nothing in § 3 of this Agreement shall prohibit the Non-Managing Shareholder from pledging shares in the Company to be in compliance with its general financing contracts from time to time.

3.4

The Parties shall ensure that any transfer of shares in the Company to a third party is subject to the condition precedent that such third party accedes to this Agreement and assumes all liabilities and obligations of the selling shareholder under this Agreement mutatis mutandis, it being understood that the selling shareholder shall remain jointly and severally liable together with the acceding party for all liabilities and obligations under this Agreement to the extent such liabilities and obligations already exist at the time of accession. Such accession and assumption shall be declared to the remaining shareholders of the Company under a notarial deed. The Parties hereby offer to any future shareholder of the Company to accede to this Agreement.

3.5	The Managing Shareholders hereby undertake to provide the Non-Managing Shareholder without undue delay with a declaration of consent, substantially in the form as attached hereto as Annex 3.5, pursuant to § 1365 or § 1423 German Civil Code (BGB) by his new spouse with respect to any shares of the Company held by such Managing Shareholder in the event he enters into a new marriage (Ehe) or a registered life-partnership (eingetragene Lebenspartnerschaft).

3.6	Nothing in § 3 of this Agreement shall prohibit the Parties from transferring their entire shareholding in the Company directly or indirectly (pursuant to § 3.2) to an affiliated company pursuant to §§ 15 et seq. German Stock Corporation Act (AktG). The relevant transferor shall ensure that any such share transfer to an affiliated company pursuant to §§ 15 et seq. German Stock Corporation Act (AktG) shall be rescinded (zurückübertragen) before such affiliated company ceases to be an affiliated company pursuant to §§ 15 et seq. German Stock Corporation Act (AktG) to the respective Party.

3.7	The Parties shall give all declarations and take all actions which are necessary or beneficial for implementing a sale and transfer of shares in the Company to the extent permitted under this § 3. If not provided otherwise in this Agreement, in all other cases the Parties shall be free to give or refuse to give a consent necessary for a transfer of shares under the Company’s articles of association.

3.8	If a transfer of shares is effected by way of heritage (Gesamtrechtsnachfolge im Erbgang), any such transferee or transferees, as the case may be, should accede to this Agreement and assume all rights, liabilities and obligations of the deceased shareholder. Such accession and assumption shall be declared to the remaining shareholders of the Company under a notarial deed. The Parties hereby offer to any future shareholder of the Company to accede to this Agreement. If such transferee does not accede to this Agreement within three (3) months following the death of the relevant shareholder, such shares may be redeemed by the Company pursuant to its articles of association.

§ 4

Drag-Along-Right

4.1

In the event of a sale by the Non-Managing Shareholder of some or all of the shares in the Company held by the Non-Managing Shareholder, with the consent of at least one Managing Shareholder, to a bona fide third party

(excluding affiliated companies of the Non-Managing Shareholder pursuant to §§ 15 et seq. German Stock Corporation Act (AktG) and related persons within the meaning of § 138 German Insolvency Code) (Third Party Purchaser) (such disposal a Drag Disposal), the Non-Managing Shareholder shall have the right to require the Managing Shareholders by way of a written notice from the Non-Managing Shareholder to the Managing Shareholders’ Representative (as defined in § 15.1) (Drag Disposal Notice) to sell and transfer a proportionate number of shares to the Third Party Purchaser. The sale and transfer of the shares to be sold by the Managing Shareholders pursuant to the Drag Disposal Notice shall be to the same Third Party Purchaser and on the same terms and conditions, including the price per share, as the sale and transfer by the Non-Managing Shareholder, provided that the Managing Shareholders shall only be obliged to give customary representations and warranties with respect to authority and title in the shares to be sold pursuant to the Drag Disposal Notice.

4.2	The Parties shall give all declarations and take all actions which are necessary or beneficial for implementing the sale and transfer of shares under a Drag Disposal.

§ 5

Tag-Along-Right

5.1	If the Non-Managing Shareholder (i) sells some or all of its shares in the Company to a Third Party Purchaser, and (ii) does not serve a Drag Disposal Notice (Tag Disposal), each of the Managing Shareholders shall be entitled to require the Non-Managing Shareholder to procure that the Third Party Purchaser offers to buy from the requesting Managing Shareholders an equivalent proportion of the shares in the Company held by them at the same terms and conditions (on a pro rata basis) as the terms under which the Non-Managing Shareholder sells to the Third Party Purchaser.

5.2	The Parties shall give all declarations and take all actions which are necessary or beneficial for implementing the sale and transfer of shares under a Tag Disposal.

§ 6

Put/Call Rights

6.1	Year Three Call

6.1.1

Subject to the terms of this § 6, the Non-Managing Shareholder shall have the right to purchase, and each Managing Shareholder shall be obligated to sell to the Non-Managing Shareholder, half, but not less than half, of the shares of the Company owned by a Managing Shareholder at that time (Year Three Call), which right shall be exercisable by delivery from the Non-Managing Shareholder to the relevant Managing Shareholder of written notice of the Non-Managing Shareholder’s intent to consummate such transaction (Year Three Call Notice), at any time during the sixty (60)-day period beginning on the third anniversary of the Closing Date (as defined under the SPA). The Year Three Call can be exercised against each Managing Shareholder individually, and only in full, i.e. for 50% of the shares in the Company owned by the relevant Managing Shareholder at the relevant time. The Call Roll Over Right (as defined in § 6.1.2) shall remain unaffected.

6.1.2	In case of the exercise of the Year Three Call, each Managing Shareholder individually as well as the Non-Managing Shareholder may elect to only sell or purchase, as applicable, 50% of the shares the Non-Managing Shareholder initially requested to be transferred under the Year Three Call Notice (Call Roll Over Right), by giving notice to the Non-Managing Shareholder or the relevant Managing Shareholder, as the case may be, of his/its decision to only sell/purchase, as applicable, such portion of the shares, which notice shall be served within thirty (30) days after final agreement with respect to or determination of the Fair Market Value determined pursuant to Annex 6.1.2 (Fair Market Value).

6.1.3	The price to be paid for each share to be purchased in accordance with the Year Three Call shall be the Fair Market Value.

6.2	Year Three Put

6.2.1	Subject to the terms of this § 6, each Managing Shareholder shall have the right to sell, and the Non-Managing Shareholder shall be obligated to purchase, half, but not less than half, of the shares of the Company owned by a Managing Shareholder at that time (Year Three Put), which right shall be exercisable by delivery from the relevant Managing Shareholder to the Non-Managing Shareholder of written notice of the relevant Managing Shareholder’s intent to consummate such transaction (Year Three Put Notice), at any time during the sixty (60)-day period beginning on the third anniversary of the Closing Date (as defined in the SPA). The Year Three Put can be exercised by each Managing Shareholder individually, and only in full, i.e. for 50% of the shares owned by the relevant Managing Shareholder at the relevant time. The Put Roll Over Right (as defined in § 6.2.2) shall remain unaffected.

6.2.2

In case of the exercise of a Year Three Put, the Non-Managing Shareholder as well as the relevant Managing Shareholder may elect to only purchase or sell, as applicable, 50% of the shares the relevant Managing Shareholder initially requested to be transferred under the Year Three Put Notice (Put Roll Over Right; the Put Roll Over Right together with the Call Roll Over Right the Roll Over), by giving notice to the relevant Managing Shareholder or the Non-Managing Shareholder, as the case may be, of his/its decision to only sell/purchase, as applicable, such portion of the shares, which notice shall be served within thirty (30) days after final agreement with respect to or determination of the Fair Market Value.

6.2.3	The price to be paid for each share to be sold in accordance with the Year Three Put shall be the Fair Market Value.

6.3	Final Call

6.3.1	Subject to the terms of this § 6, the Non-Managing Shareholder shall have the right to purchase, and each Managing Shareholder shall be obligated to sell, all, but not less than all, of the shares of the Company owned by a Managing Shareholder at that time (Final Call), which right shall be exercisable by delivery from the Non-Managing Shareholder to the relevant Managing Shareholder of a written notice of the Non-Managing Shareholder’s intent to consummate such transaction (Final Call Notice). Starting on the fifth anniversary of the Closing Date (as defined under the SPA), the Final Call shall be exercisable by the delivery of a Final Call Notice each year during the sixty (60)-day period beginning on the relevant anniversary of the Closing Date. The Final Call can only be exercised in full, i.e. for 100% of the shares in the Company owned by the relevant Managing Shareholder at the relevant time.

6.3.2	The price to be paid for each share to be purchased in accordance with the Final Call shall be the Fair Market Value unless such shares were the subject of a

(i)	Roll Over by the Non-Managing Shareholder, in which case a 5% premium to the Fair Market Value of the shares shall apply to that portion of the shares that were subject to the Roll Over;

(ii)	Roll Over by the relevant Managing Shareholder, in which case a 5% discount to the Fair Market Value of the shares shall apply to that portion of the shares that were subject to the Roll Over.

6.4	Final Put

6.4.1

Subject to the terms of this § 6, each Managing Shareholder shall have the right to sell to the Non-Managing Shareholder, and the Non-Managing Shareholder shall be obligated to purchase, all, but not less than all, of the shares of the Company owned by a Managing Shareholder at that time (Final Put), which right shall be exercisable by delivery from the relevant Managing Shareholder to the Non-Managing Shareholder of a written notice of the relevant Managing Shareholder’s intent to consummate such transaction (Final Put Notice). Starting on the fifth anniversary of the Closing Date (as defined under the SPA), the Final Put shall be exercisable by delivery of a Final Put Notice each year during the sixty (60) day period beginning on the relevant anniversary of the Closing Date. The Final Put can be exercised by each Managing Shareholder individually, but (notwithstanding the Non-Managing Shareholder’s rights under § 6.8) can only be exercised in full, i.e. for 100% of the shares in the Company owned by the relevant Managing Shareholder at the relevant time.

6.4.2	The price to be paid for each share to be sold in accordance with the Final Put shall be the Fair Market Value unless such shares were the subject of a

(i)	Roll Over by the Non-Managing Shareholder, in which case a 5% premium to the Fair Market Value of the shares shall apply to that portion of the shares that were subject to the Roll Over;

(ii)	Roll Over by the relevant Managing Shareholder, in which case a 5% discount to the Fair Market Value of the shares shall apply to that portion of the shares that were subject to the Roll Over.

6.5	Bad Leaver Call

6.5.1	In case a Managing Shareholder (i) retires (Niederlegung der Geschäftsführerstellung) from his position as managing director of the Company in Years One to Three (as defined in Annex 1.4) or (ii) he is recalled for good cause (wichtiger Grund) pursuant to § 626 German Civil Code (BGB), it being understood that it shall in particular constitute a good cause, if the Managing Shareholder intentionally or in a grossly negligent manner breaches a material obligation under the articles of association of the Company, the Rules of Procedure or this Agreement (Bad Leaver), the Non-Managing Shareholder, subject to the terms of this § 6, shall have the right to purchase, and the Bad Leaver shall be obligated to sell, all, but not less than all, of the shares of the Company owned by the Bad Leaver at that time (Bad Leaver Call), which right shall be exercisable by delivery to the Bad Leaver of a written notice of the Non-Managing Shareholder’s intent to consummate such transaction (Bad Leaver Call Notice), at any time during the ninety (90)-day period beginning on the close of the day on which the Non-Managing Shareholder learns about the Bad Leaver’s breach of duties and/or obligations. The Bad Leaver Call can only be exercised in full, i.e. for 100% of the shares in the Company owned by the Bad Leaver at that time.

6.5.2

The consideration due to the Bad Leaver under the share purchase and transfer agreement to be entered into upon the exercise of the Bad Leaver Call between the Bad Leaver and the Non-Managing Shareholder pursuant to § 6.9 shall become due and payable (i) ninety (90) days after the day on which the five year anniversary of the

Closing Date (as defined in the SPA) falls or (ii) if the Bad Leaver Call is exercised before the three year anniversary of the Closing Date (as defined in the SPA), in two equal instalments, ninety (90) days after the day on which the three year anniversary of the Closing Date (as defined in the SPA) falls and ninety (90) days after the day on which the five year anniversary of the Closing Date (as defined in the SPA) falls.

6.5.3	The price to be paid for each share to be purchased in accordance with the Bad Leaver Call shall be the Fair Market Value.

6.6	Good Leaver Put / Withdrawal

6.6.1	In case the shareholders meeting of the Company resolves to withdraw a Managing Shareholder as managing director of the Company, without such Managing Shareholder qualifying as a Bad Leaver, such Managing Shareholder shall have the right to sell to the Non-Managing Shareholder, and the Non-Managing Shareholder shall be obligated to purchase, all, but not less than all, of the shares of the Company owned by such Managing Shareholder at that time (Good Leaver Put), which right shall be exercisable by delivery from the relevant Managing Shareholder to the Non-Managing Shareholder of a written notice of such Managing Shareholder’s intent to consummate such transaction (Good Leaver Put Notice), at any time during the sixty (60)-day period beginning on the day on which the Company’s shareholders meeting resolved to withdraw the relevant Managing Shareholder as a managing director.

6.6.2	The price to be paid for each share to be sold in accordance with the Good Leaver Put shall be Fair Market Value.

6.6.3	If no other Managing Shareholder consents to the relevant Managing Shareholder being withdrawn as managing director of the Company at a time in which the Company was not operating in a Below Threshold State as defined in Annex 6.6.3, the Year Three Call and the Final Call shall cease to exist.

6.7	Fundamental Failure

In case that the Company for two consecutive fiscal years operates at or below the adjusted EBITDA or net revenue figures as set out under Annex 6.7 for the fiscal years 2013 through 2018 (Fundamental Failure) and the Parties fail to agree upon and implement a plan to remedy such failure within ninety (90) days (or such longer period as may be mutually agreed upon by the Parties), both the Non-Managing Shareholder and the Managing Shareholders (represented by the Managing Shareholders Representative) may exercise their Final Call or their Final Put respectively, at any time during the ninety (90)-day period beginning on the earlier of (i) the day following ninety (90) days after the end of the relevant fiscal year or (ii) the day the Non-Managing

Shareholder is, in accordance with the general reporting requirements of the managing directors, provided with the financials of the Company necessary to determine the Fundamental Failure; it being understood that the time from the Closing Date (as defined in the SPA) until the end of the fiscal year in which the Closing Date falls, shall constitute a full fiscal year. The Non-Managing Shareholder is not entitled to exercise the Final Call pursuant to this clause 6.7 if the Fundamental Failure has occurred at a time when the Managing Shareholders are no longer managing directors of the Company and the Non-Managing Shareholder has deliberately caused a Fundamental Failure.

6.8	IPO Right

6.8.1	In case of the exercise of a Final Put, the Non-Managing Shareholder may elect to not purchase all or any portion of the shares having an aggregate Fair Market Value in excess of EUR 400,000,000 (four hundred million Euros), and require the Managing Shareholders to support it in listing the shares of the Company on a US public stock exchange (or listing on a public stock exchange in a Western European jurisdiction as the Non-Managing Shareholder may designate in its free discretion, or listing in any other jurisdiction with the consent of at least one Managing Shareholder), by delivery of notice to the Managing Shareholders’ Representative, within ten (10) Business Days after the final agreement with respect to or determination of the Fair Market Value for the shares to be sold pursuant to the Final Put Notice, of the Non-Managing Shareholder’s decision to not purchase such shares, but list the shares of the Company on a public stock exchange instead (IPO Right Notice). For the avoidance of doubt, in such case the Non-Managing Shareholder shall remain obligated to purchase shares in an aggregate value of up to EUR 400,000,000 (four hundred million euros).

6.8.2

In case of the delivery of an IPO Right Notice the Managing Shareholders shall, at the direction of the Non-Managing Shareholder, be obligated to sell up to 5% of registered share capital of the Company in connection with such initial public offering, and all Parties shall use reasonable best efforts to support the Company going public at any time until the IPO Long Stop Date and in particular comply with all of the Non-Managing Shareholder’s registration rights as set out in Annex 6.8.2. If an initial public offering of the Company has not been completed within eighteen (18) months following receipt of the IPO Right Notice by the Managing Shareholders’ Representative (IPO Long Stop Date), the Managing Shareholders’ obligation to support an initial public offering of the Company shall cease and the Final Call and the Final Put shall be exercisable again for any shares of the Company still owned by the relevant shareholders. In this case the Final Call Notice and the Final Put Notice may be given during the thirty (30)-day period commencing on the date on which the lapse of such eighteen (18) month period occurs and after that annually for a thirty (30)-day period starting on the anniversary of the lapse of the eighteen (18) month period; for the avoidance of doubt, consideration for the shares to be transferred under the Final Call or the Final Put in this case shall be the Fair Market Value.

6.9	Closing of Put/Call Transactions

Each purchase and sale of shares of the Company under this § 6 shall be consummated at a closing within fourty-five (45) days after final agreement with respect to or determination of the Fair Market Value, determined pursuant to Annex 6.1.2; provided, however, that if the approval of any governmental body is imposed by or required under any applicable law with respect to the consummation of a purchase and sale of shares under this § 6, the closing shall be deferred to a date not later than five Business Days after the last such approval shall have been obtained or occurred. At each such closing, the Parties shall enter into a share purchase and transfer agreement substantially as attached hereto as Annex 6.9 in relation to the shares of the Company to be sold in such closing. The Parties shall give all declarations and take all actions, which are necessary or beneficial for implementing the sale and transfer of shares under this § 6.

6.10	Alternative Consideration

The Non-Managing Shareholder may, in its free discretion, decide to pay some or all of the consideration it owes under a share purchase and transfer agreement entered into pursuant to § 6.9, in the form of a number of shares of common stock in Expedia, Inc. as listed on the NASDAQ Stock Market (ticker symbol: EXPE). The value of each share of common stock in Expedia, Inc. shall, for the purpose of determining the number of common stock to be transferred as consideration, be valued at the average closing price for common stock in the Parent Guarantor as determined by the NASDAQ Stock Market for the last 30 days on which there was trading on the NASDAQ Stock Market prior to the day of the relevant closing pursuant to § 6.9. In such event, each Managing Shareholder shall use reasonable efforts to provide such attestations to the Non-Managing Shareholder as are required to determine whether or not such Managing Shareholder is an accredited investor under the United States Securities Act of 1933, as amended.

6.11	Notices

Each notice for the exercise of a put or call right under § 6 of this Agreement shall be delivered in accordance with § 16 of this Agreement and, once delivered, shall be irrevocable without the consent of the Party or Parties receiving such notice or, in the case of delivery to the Managing Shareholders, the consent of the Managing Shareholder Representative. Each notice for the exercise of a put or call right shall state the provision of this Agreement under which the notice is given, the number of the shares to be transferred and outline the further process towards closing.

§ 7

US Tax Elections / Information Covenants

7.1	Taxes or Tax, within the meaning of this Agreement, are all (i) (public) impositions, including but not limited to federal, state or local taxes (Steuern) and contributions (Beiträge, Gebühren), duties (Abgaben), fees, customs duties (Zölle), excise, other impositions within the meaning of Section 3 para. 1 to 3 (including) of the German Tax Code (Abgabenordnung), social security contributions (Sozialversicherungsbeiträge), contributions to the Mutual Pension Assurance Association (Pensionssicherungsverein), investment grants and subsidies (Investitionsschüsse, Investitionszulagen), and other charges, and (ii) equivalent impositions under the laws of any other jurisdiction which are levied by any federal, state, or local German or non-German governmental authority or any other sovereign entity which is equipped with governmental power (collectively the Fiscal Authorities or Fiscal Authority) or which are owed pursuant to mandatory applicable laws irrespective of whether (x) owed as tax payer or as a secondary liability, or (y) assessed, to be withheld, deducted at source or payable by law, as well as (iii) all interest, penalty or other kind of addition thereon and all incidental payments related thereto, including but not limited to all ancillary charges (steuerliche Nebenleistungen) within the meaning of Section 3 para. 4 of the German Tax Code (Abgabenordnung) or equivalent provisions under the laws of any other jurisdiction.

7.2	Tax Returns or Tax Return, within the meaning of this Agreement, are any and all tax returns, tax applications, final tax filings and other similar written materials and documents relating to any Tax to be submitted to any Fiscal Authority.

7.3	The Managing Shareholders agree to exercise their voting rights in the Company in favour of causing the Company and the Company agrees:

7.3.1	to promptly provide the Non-Managing Shareholder with any information regarding the Company and its subsidiaries reasonably available to the Company and reasonably requested by the Non-Managing Shareholder to enable the Non-Managing Shareholder and its direct or indirect owners (x) to comply with any applicable US federal, state and local tax reporting requirements, which shall include providing the Non-Managing Shareholder by March, 31 of each year a report with all necessary information required by the Non-Managing Shareholder or any of its direct or indirect owners with respect to the Company or any of its subsidiaries for preparation of their US tax returns and disclosures, as well as (y) to conduct any audit, investigation, dispute or appeal or any other communication with the US Internal Revenue Service or any US state or local taxing authority;

7.3.2	to retain for so long as may be reasonably requested by the Non-Managing Shareholder, any documentation supporting any tax-related information that (x) may be requested by the Non-Managing

Shareholder pursuant to this § 7 with respect to tax years of the Company and its subsidiaries commencing prior to the closing date of the SPA or (y) has been supplied to the Non-Managing Shareholder pursuant to this § 7;

7.3.3	to take such steps (including making any elections for US income tax purposes), as directed by the Non-Managing Shareholder, as are reasonably available to it, and not unreasonably prejudicial to it or its commercial interests, to conduct its affairs, and cause each subsidiary to conduct its affairs, in a manner that optimizes the US federal income tax position of the direct or indirect owners of the Non-Managing Shareholder;

7.3.4	to cooperate with the Non-Managing Shareholder in making (including by making any filings directed by the Non-Managing Shareholder) “entity classification elections” (IRS Form 8832) for US federal income tax purposes with respect to the Company and any of its subsidiaries, as directed by the Non-Managing Shareholder;

7.3.5	to permit the Company and any of its subsidiaries (x) to make any filing to change its entity classification status for US federal income tax purposes or (y) to change its legal form in a manner that could affect that status (such as from a GmbH to an AG), if and only if requested, or consented to, by the Non-Managing Shareholder; and

7.3.6	to consult with the Non-Managing Shareholder, prior to acquiring or forming or permitting any subsidiary to acquire or form, any new subsidiary, regarding the advisability of making an “entity classification election” (Form 8832) for US federal income tax purposes with respect to that new subsidiary and not to adopt a legal form for any new subsidiary that would prevent such an election.

7.4	On timely request of the Non-Managing Shareholder the Managing Shareholders shall procure that the Company shall submit copies of any Tax Return (other than monthly Tax Returns) to the Non-Managing Shareholder ten (10) Business Days prior to a submission of such Tax Return to a Fiscal Authority with the opportunity of the Managing Shareholder Representative to comment, which comments shall be reasonably considered by the Non-Managing Shareholder.

7.5	After the Closing Date (as defined in the SPA) and as long as one of the Managing Shareholders is managing director of the Company or holds a comparable position in the Company the respective Managing Shareholder(s) shall procure that, on request of the Non-Managing Shareholder, the Company (i) provides any requested information and documentation in respect of Taxes of the Company to the Non-Managing Shareholder, (ii) gives the opportunity to the Non-Managing Shareholder to participate in any proceeding related to the Taxes of the Company and (iii) follows any lawful instruction of the Non-Managing Shareholder in respect of Taxes of the Company.

7.6	Upon request by the Non-Managing Shareholder, the Company shall, and the Managing Shareholders shall ensure that the Company will, prepare (or cause to be prepared) and file Internal Revenue Service Form 1120F with the US Internal Revenue Service for the fiscal year 2012 and any other years that are required.

§ 8

Tax Group

The Parties contemplate establishing a tax group (Organschaft) for German corporate income tax and trade tax purposes between the Company as a tax group subsidiary (Organgesellschaft) and the Non-Managing Shareholder as head of the tax group (Organträger). The Parties shall discuss the establishment of such tax group.

§ 9

Stock Option Agreement

9.1	The Company shall offer to the participants in the Company’s existing stock option program to enter into the new stock option agreement in the form as attached as Annex 9.1 (each a Stock Option Agreement).

9.2	The Parties agree to cooperate in the implementation of the Stock Option Agreement. In particular, upon request of the Non-Managing Shareholder, the Managing Shareholders and the Non-Managing Shareholder shall resolve on a capital increase of the Company with an exclusion of the subscription right, in which the employees with whom Stock Option Agreements are concluded can subscribe for shares in the Company pursuant to clause 6 of the Stock Option Agreements.

§ 10

Exemption From Non-Compete Obligation; Non-Solicitation

10.1	The Non-Managing Shareholder shall be exempt from any obligation it might have as a shareholder of the Company not to compete with the Company.

10.2	Each Managing Shareholder undertakes, for a period of two years, from the point in time he ceases to be shareholder of the Company, to refrain from any activity in the business, and/or in any geographic region, in which the Company is active at such time as the Managing Shareholder ceases to be a shareholder of the Company, but only to the extent an activity by such shareholder or an entity (i) controlled by such shareholder, (ii) in which such shareholder owns an equity interest of at least 5% or (iii) which employs such shareholder would compete with the business operations of the Company.

10.3	The Managing Shareholders undertake, immediately following the Closing Date (as defined in the SPA), to pass a shareholders resolution exempting the Non-Managing Shareholder from any obligations the Non-Managing Shareholder might have as a shareholder of the Company not to compete with it.

10.4	The Non-Managing Shareholder hereby undertakes for the period during which it is bound by this Agreement to refrain from causing employees employed by the Company to terminate their employment relationship with the Company and from causing third parties who have provided services or works for the Company or in its name, to terminate their business relationship with the Company. Enticement within the meaning of this § 10.4 shall be the deliberate occasioning of the said circle of persons to terminate their contractual relationships with the Company.

§ 11

Guarantors

11.1	The Guarantor hereby guarantees by way of an independent promise of guarantee pursuant to § 311 para. 1 of the German Civil Code (BGB) the proper fulfilment of all payment obligations of the Non-Managing Shareholder pursuant to this Agreement. The Guarantor shall be party to this Agreement only for the purpose of guaranteeing the payment claims under this Agreement as set out above without assuming further obligations or liabilities.

11.2	The Parent Guarantor hereby guarantees by way of an independent promise of guarantee pursuant to § 311 para. 1 of the German Civil Code (BGB) the proper fulfilment of any claims for consideration under the put or call rights as set out under § 6 of this Agreement, but only to the extent the Non-Managing Shareholder elects to pay it as Alternative Consideration pursuant to § 6.10.

§ 12

Assignment and Transfer of Rights and Obligations

12.1	This Agreement and all rights and obligations hereunder cannot be assigned or transferred without the prior written consent of the other Parties, which may not be unreasonably withheld.

12.2	The provisions of this § 12 do not restrict transfers of shares pursuant to § 3 § 4, § 5 and § 6.

§ 13

Taxes And Costs

13.1	Each Party shall bear its own costs, fees and expenses including the costs, fees and expenses of his/its advisors out of or in connection with the entering into or the implementation of this Agreement.

13.2	All other costs, fees and expenses, including the notary-fees for notarising this Agreement, are to be borne by the Non-Managing Shareholder.

§ 14

Confidentiality

14.1	Except as provided herein, each Party shall keep the content of this Agreement and the confidential information exchanged in connection with negotiating and entering into this Agreement as well as the confidential information exchanged during the term of this Agreement, in particular about customers and/or technology or other business matters related to the Parties (Confidential Information), strictly confidential, and shall not disclose it to third parties. Furthermore, to the extent Confidential Information exchanged during the term of this Agreement relates to customers and/or technology, the Parties shall only use it for the purpose of this Agreement and shall not pass it on to affiliated companies pursuant to §§ 15 et. seq. German Stock Corporation Act (AktG) without prior consent of the Managing Shareholders.

Confidential Information is in particular not information, which

14.1.1	became publicly known without a breach of this Agreement; and/or

14.1.2	a Party can demonstrate it received by a third party without a breach of a confidentiality obligation; and/or

14.1.3	a Party can demonstrate it already had, without a breach of a confidentiality obligation, prior to the disclosure of such information under this Agreement.

14.2	This confidentiality obligation does not apply, if and to the extent

14.2.1	a Party is required to disclose the Confidential Information in particular to courts and authorities under applicable law, including any securities law in the United States of America or other jurisdictions or under other laws applicable to listed public entities; or

14.2.2	a disclosure to employees and/or advisors and or affiliated companies pursuant to §§ 15 et. seq. German Stock Corporation Act (AktG) is necessary in connection with the implementation of this Agreement; or

14.2.3	a Party is required to disclose Confidential Information under contractual agreements with financing banks; or

14.2.4	Confidential Information is disclosed to advisors bound to statutory obligation to confidentiality.

In these cases the Parties shall still use reasonably best efforts to ensure that confidentiality is kept to the greatest extent possible despite of the disclosure.

14.3	The shareholders of the Company acknowledge that the business partners of the Company are competitors of the Non-Managing Shareholder. The Company’s shareholders understand that the business partners, therefore, have a legitimate interest to keep the conditions and terms of the respective agreements with business partners strictly confidential vis-à-vis the Non-Managing Shareholder. The Non-Managing Shareholder acknowledges that the Company will not provide it with confidential information on business partners and will support the Company in communicating to its customers and business partners that such confidential information is kept confidential. This § 14.3 shall prevail over § 14.1.

§ 15

Managing Shareholders’ Representative

15.1	The Managing Shareholders for the purposes of this Agreement shall be represented by one individual person (Managing Shareholders’ Representative) where so provided in this Agreement. Initially, the Managing Shareholders’ Representative shall be Mr. Malte Siewert.

15.2	The Managing Shareholders’ Representative shall be authorised to give and receive any notice under this Agreement and to make and receive any statement vis-à-vis the Company and/or the Non-Managing Shareholder under this Agreement.

15.3	A change of the person in the Managing Shareholders’ Representative shall only be valid and effective vis-à-vis the Company and the Non-Managing Shareholder if it was duly notified to the Company and the Non-Managing Shareholder by the Managing Shareholders’ Representative last notified to the Company and the Non-Managing Shareholder.

§ 16

Notices

16.1	All notices and/or declarations under and/or in connection with this Agreement shall be made in writing in the English language and delivered by hand or by courier or by facsimile or by email (including PDF-files attached to emails).

16.2	All notices and/or declarations under and/or in connection with this Agreement shall be directed to the addresses of the Parties, or the Managing Shareholders’ Representative, as applicable, as listed in Annex 16.2 hereto.

16.3	The addresses listed in Annex 16.2 shall each be valid for as long until the Parties are notified in writing by the relevant other Party of a change of such address.

§ 17

Effectiveness, Term And Termination

17.1	The Parties’ obligations under this Agreement shall be subject to the condition precedent of the Non-Managing Shareholder becoming a shareholder of the Company under the SPA.

17.2	This Agreement is being entered into for an initial term of 20 years and shall automatically extend for a one year term if it is not terminated by either Party with six months’ written notice to all other Parties at the end of the term. The right to terminate for cause (Kündigung aus wichtigem Grund) remains unaffected.

17.3	Upon termination of the SPA this Agreement shall terminate automatically.

17.4	In case of the death, insolvency or liquidation of one of the Parties, this Agreement shall remain in full force and effect between the remaining Parties.

17.5	If the Parties resolve to have the shares of the Company – following a change of the legal form – listed on a stock exchange, this Agreement shall terminate automatically without any party giving notice or rescinding; the Agreement shall terminate immediately prior to the completion of such listing.

17.6	For the avoidance of doubt, this Agreement shall also terminate automatically the moment all outstanding shares in the Company are held by one Party. In case a Party ceases to be a shareholder of the Company all rights of such Party under this Agreement, other than payment claims which already exist at the time the relevant shareholder ceases to be a shareholder, shall cease automatically.

17.7	In case of a rescission or other termination of this Agreement, all rights and obligations of the Parties under this Agreement shall in general lapse and terminate; to the extent a Party rescinds or otherwise retires from this Agreement, all rights and obligations of such Party under this Agreement shall lapse and terminate to the extent not expressly provided otherwise in this Agreement. A termination of this Agreement

17.7.1	does not discharge the Parties from any liabilities or obligations, including liabilities resulting from a default or a breach of duty under this Agreement, which were already existing at the time of termination; and

17.7.2	does not affect the provisions in § 13, § 14, § 16, and § 18, which remain valid and in effect following a termination of this Agreement.

§ 18

Miscellaneous

18.1	Governing Law

This Agreement shall be governed by the laws of the Federal Republic of Germany.

18.2	Annexes

All annexes to this Agreement form an integral part of this Agreement.

18.3	Changes and Amendments

Changes and amendments to this Agreement, including this provision, require the consent of all Parties to it in written form or such other more strict form which is required by applicable law (e.g. notarisation). In deviation from the foregoing, amendments to the provisions of § 6 of this Agreement shall only be possible if all legal and statutory requirements for amendments to the Company’s articles of association are observed.

18.4	Priority of Shareholders Agreement

If one or several of the provisions in the Company’s articles of association and/or the rules of procedure for the management are in conflict to this Agreement, the provisions of this Agreement shall be decisive. The Parties shall exercise all voting and other rights to ensure that the provisions of this Agreement are enforced, and, if necessary, ensure that amendments to the Company’s articles of association shall be adopted to enforce the provisions of this Agreement.

18.5	No Waiver

A delay or failure of a Party to claim rights or claims under or in connection with this Agreement and its implementation, in particular in case of a breach of contract by another Party, shall not impair such Party’s claim for such rights or claims and shall not be deemed a waiver to claim such right or claim. Any waiver or consent under and/or in connection with this Agreement and its implementation shall be made expressly and in writing and shall only relate to the issue expressly stated in such waiver or consent. To the extent not expressly stated otherwise in this Agreement, all claims for damages under this Agreement can be made cumulatively and not alternatively.

18.6	Entire Agreement

This Agreement is the whole agreement of the Parties in relation to the purpose of this Agreement. In particular, upon satisfaction of the condition precedent stated under § 17.1 of this Agreement, the Parties will have terminated the shareholders’ agreement entered into by the Parties and certain other shareholders of the Company in relation to the Company and dated 10 December 2010 (notarial deed no. 2392/2010H of the Düsseldorf notary Dr. Henryk Haibt).

18.7	No Partnership

Nothing in this Agreement shall be construed in a way that it forms a civil partnership under German law (Gesellschaft bürgerlichen Rechts) between the Parties.

18.8	Business Day

In this Agreement Business Day shall mean a day (other than a Saturday or Sunday) on which banks are open for business in Düsseldorf, Germany and Seattle, Washington (USA).

18.9	Dispute Resolution

18.9.1	All disputes under or in connection with this Agreement and any other agreement between the Parties with respect to their relationship as shareholders of the Company, including disputes about the validity, effectiveness or termination of this Agreement and this arbitration agreement shall be finally and bindingly decided under the Arbitration Rules (DIS-SchO) and the Supplementary Rules For Corporate Law Disputes (DIS-ERGeS) of the German Institution For Arbitration (DIS) as amended from time to time, without recourse to the ordinary courts of law.

18.9.2	The effectiveness of the arbitral verdict extend to the Parties, which were duly named an affected party (Betroffener), irrespective of whether such Party seized the possibility to join the arbitration proceedings as a party or intervenor (Nebenintervenient) (§ 11 DIS-ERGeS). The Parties duly named an affected party shall accept the outcome of an arbitral verdict made in accordance with the provisions of the DIS-ERGeS.

18.9.3	Parties who rescinded or otherwise retired from the agreement remain being bound by such arbitral verdict.

18.9.4	The Company shall always use the objection of arbitration agreement (Einrede der Schiedsgerichts-Vereinbarung) against suits which relate to disputes that are subject to this arbitration agreement brought against it in ordinary courts of law.

18.9.5	Venue of the arbitration proceedings shall be Frankfurt am Main, Germany. Competent court within the meaning of § 1062 sec. 1 German Code of Civil Procedure (ZPO) shall be the appellate court (Oberlandesgericht) of Frankfurt am Main, Germany. The language of the arbitration proceedings shall be English. The arbitration tribunal shall consist of three judges.

18.10	Severability

If one or several provisions of this Agreement be or become invalid or unenforceable, this shall not affect the validity of the rest of this Agreement. Any such invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision as comes closest to the economic intent and the purpose of such invalid or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any unintended gap in this Agreement.